Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
Years Ended December 31, 2009 and 2008

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors’ Report

To the Shareholders of Exeter Resource Corporation

We have completed integrated audits of Exeter Resource Corporation’s (the “Company”)2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2009 and December 31, 2008, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financialreporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Signed PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 10, 2010, except as to Note 18 which is as of October 13, 2010

Exeter Resource Corporation
Consolidated Financial Statements

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)

December 31,		2009 (Restated – Note 18)	2008 (Restated – Note 18)

Assets

Current
Cash and cash equivalents	(Note 6)	$80,624	$18,699
Amounts receivable and prepaid expenses		410	605
Due from related party		16	-
Current assets related to discontinued operations	(Note 18)	592	469
		81,642	19,773

Property and equipment	(Note 7 and 18)	278	284
Long term assets related to discontinued operations	(Notes8 and 18)	3,442	3,440
		$85,362	$23,497

Liabilities

Current
Accounts payable and accrued liabilities		$2,659	$1,013
Due to related parties	(Note 13)	67	278
Current liabilities related to discontinued operations	(Note 18)	1,435	1,532
		4,161	2,823

Shareholders’ Equity

Share capital	(Note 9)	174,418	89,356

Contributed surplus	(Note 12)	18,265	11,822

Deficit		(111,482)	(80,504)
		81,201	20,674
		$85,362	$23,497

Nature of Operations(Note 1)

Subsequent Events(Note 18)

Approved by the Directors:

“Bryce Roxburgh”
Director

“Robert Reynolds”
Director

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2009 (Restated – Note 18)	2008 (Restated – Note 18)

Income
Interest income		$499	$706

Expenses
Accounting and audit		98	49
Administration salaries and consulting	(Note 10)	825	630
Amortization		31	66
Directors’ fees	(Note 10)	886	688
Foreign exchange loss		359	97
General and administration		421	352
Legal fees		197	40
Management fees	(Note 10)	1,612	623
Mineral property exploration expenditures	(Notes8 and 10)	11,823	8,281
Shareholder communications	(Note 10)	525	173
Stock exchange listing and filing fees		179	92
		16,956	11,091

Loss from continuing operations		16,457	10,385

Loss from discontinued operations	(Note 18)	14,521	18,258

Net loss and comprehensive loss for the year		$(30,978)	$(28,643)
Basic & diluted loss per common share from continuing operations		$(0.27)	$(0.23)
Basic & diluted loss per common share from discontinued operations	(Note 18)	$(0.24)	$(0.39)

Total basic & diluted loss per share		$(0.51)	$(0.62)

Weighted average number of common shares outstanding		61,322,833	46,420,487

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2009 (Restated – Note 18)	2008 (Restated – Note 18)

Operating activities
Loss for the yearfrom continuing operations		$(16,457)	$(10,385)

Non cash items:
Amortization		31	66
Total stock based compensation	(Note 10)	4,055	1,836
		(12,371)	(8,483)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		179	(242)
Accounts payable and accrued liabilities		1,646	599
Due to related parties		(211)	87
Cash flows from the operating activities of continuing operations		(10,757)	(8,039)

Loss for the year from discontinued operations		(14,521)	(18,258)

Non cash items:
Amortization		106	67
Gain on sale of property andequipment		(11)	-
Stock based compensation	(Note 10)	3,039	2,762
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(72)	30
Accounts payable and accrued liabilities		(97)	173
Cash flows from the operating activities of discontinued operations		(11,556)	(15,226)
Cash flows from operating activities		22,313	23,625

Financing activities
Issue of share capital for cash	(Note 9)	78,243	21,444
Share issue costs	(Note 9)	(5,537)	(2,673)
Cash flows from financing activities of continuing operations		72,706	18,771
Cash flows from financing activities of discontinued operations		11,705	15,175
Cash flows from financing activities		84,411	33,946

Investing activities
Acquisition of property and equipment		(24)	(178)
Cash flows from investing activities of continuing operations		(24)	(178)
Cash flows from investing activities of discontinued operations		(98)	(113)
Cash flows from investing activities		(122)	(291)
Net increase in cash and cash equivalents	(Note 18)	61,976	10,390
Cash and cash equivalents, beginning of year	(Note 18)	19,113	8,723
Cash and cash equivalents, end of year	(Note 18)	$81,089	$19,113
Supplemental cash flow information	(Note 14)
Subsequent events	(Note 18)

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation Consolidated Statements of Shareholders’ Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31, 2009 and 2008

	Issued Share Capital		Contributed		Total Shareholders'
	Number of Shares	Amount	Surplus	Deficit	Equity

Balance at December 31, 2007	41,226,487	$55,249	$7,234	$(51,861)	$10,622

Additions during the year:

- Exercise of warrants	250,000	750	-	-	750
- Exercise of stock options	802,275	860	-	-	860
- Equity financingnet of share issue costs	7,780,000	32,336	-	-	32,336
- Agent’s warrants	-	(681)	681	-	-
- Contributed surplus allocated on exercise of stock options	-	339	(339)	-	-
- Stock based compensation	-	-	4,598	-	4,598
- Bonus shares	141,661	503	(352)	-	151
- Net loss for the year	-	-	-	(28,643)	(28,643)

Balance at December 31, 2008	50,200,423	$89,356	$11,822	$(80,504)	$20,674

Additions during the year:

- Exercise of warrants	304,679	731	-	-	731
- Exercise of stock options	1,485,100	2,717	-	-	2,717
- Equity financing net of share issue costs	21,907,500	80,963	-	-	80,963
- Agent’s warrants	-	(1,511)	1,511	-	-
- Contributed surplus allocated on exercise of Agent’s Warrants	-	376	(376)	-	-
- Contributed surplus allocated on exercise of stock options	-	1,786	(1,786)	-	-
- Stock based compensation	-	-	7,094	-	7,094
- Net loss for the year	-	-	-	(30,978)	(30,978)

Balance at December 31, 2009	73,897,702	$174,418	$18,265	$(111,482)	$81,201

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

1.           Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile (Note 18).

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

2.	Significant Accounting Policies

a)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”) (Note 18)	British Virgin Islands	100%
Cognito Limited (“Cognito”) (Note 18)	British Virgin Islands	100%
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%

b)	Mineral property acquisition costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

2.	Significant Accounting Policies (Continued)

c)	Mineral property exploration expenditures

The Companyexpenses exploration expenditures when incurred.

d)	Impairment of mineral property acquisition costs

The Company regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest that the carrying amount of the asset or the asset group may not be recoverable, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

e)	Asset retirement obligations

Asset retirement obligations are recognized for estimatedobligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. Aliability for an asset retirement obligationis recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.  The Company had no asset retirement obligations at December 31, 2009.

f)	Cash and cash equivalents

TheCompany considers cash and cash equivalents to include amounts held in banks and highly liquid investments redeemable with an initial term to maturity of 90 days or less.

g)	Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii)	Non-monetary items, at the historical rate of exchange; and
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the period.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

2.	Significant Accounting Policies (Continued)

h)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive. Accordingly, basic and diluted loss per share arethe same.

i)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 50%
Equipment	Declining balance - 20%
Leasehold improvements	Straight line - 5 years
Office equipment	Declining balance - 20%
Argentina and Chile
Computer equipment	Straight-line – 3-6 years
Computer software	Straight-line – 2 years
Equipment including vehicles	Straight-line – 3-7 years
Office equipment	Straight-line – 5-7 years

j)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

k)	Share capital issued for other than cash

Share capital issued for other than cash is valued at the price at which the stock traded on the Toronto Stock  Exchange (the “Exchange”) at the time of the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

l)	Stock-based compensation

The Company has adopted an incentive stock option plan.All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes optionpricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is allocated to the applicable expense category and is recognized in operations over the vesting period.

m)	Income taxes

Income taxes are accounted for using the asset andliability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

2.           Significant Accounting Policies (Continued)

n)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, assumptions used in the accounting for stock based compensation, valuation of future income tax benefits, and contingent liabilities. Actual results could differ from those estimates.

o)	Revenue recognition

Interest income is accrued on a time-apportioned basis by reference to the principal outstanding using the effective interest rate method.

p)	Financial instruments

Financial instruments are classified as one of the following: loans and receivables, held-to-maturity, held -for-trading, available-for-sale and other financial liabilities. Financial instruments will be measured on the balance sheet at amortized cost or fair value depending on the classification. Loans and receivables, held-to-maturity and other financial liabilities are accounted for at amortized cost. Held-for-trading and available-for-sale financial instruments are recorded at fair value. Changes in fair value of held-for-trading financial instruments are recognized in operations while changes in fair value of available-for-sale financial instruments are initially recorded in other comprehensive income or loss.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

q)	Discontinued operations

Operating results of a company’s components disposed of by sale or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company’s current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows (Note 18).

3.	Changes in Accounting Policies and New Accounting Developments

i)	Current changes in accounting policies

a)	Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The Company adopted the new standard effective January 1, 2009 and there was no significant impact on the financial statements.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

3.	Changes in Accounting Policies and New Accounting Developments (Continued)

b)	Financial Instruments - Disclosure, Section 3862

In June 2009, Handbook Section 3862 was further amended to include disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosuresinclude classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such as quoted interest or currency exchange rates; and
Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

These amendments are required to be adopted for the fiscal years ending after September 20, 2009.  The Company has adopted these amendments for the fiscal year ended December 31, 2009and the additional required disclosures are included in Note 5.

ii)	Future changes in accounting policies

Business Combinations

In January 2009, the CICA issued Handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-Controlling Interests. These sections replace the former section 1581, Business Combinations, and section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

4.	Management of Capital

The Company’s objectives when managing capital are to safeguardits ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accountsor money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from continuing operations.

5.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at December 31, 2009 and 2008 is summarized as follows:

	2009			2008
	Carrying amount	Fair value		Carrying amount	Fair value
Continuing Operations
Financial Assets
Held for trading
Cash and cash equivalents	$80,624	$80,624	(i)	$18,699	$18,699
Amounts receivable – at amortized cost	$300	$300	(ii)	$265	$265
Due from related party	$16	$16		$-	$-
Financial Liabilities – at amortized cost
Accounts payable and accrued liabilities	$2,659	$2,659	(ii)	$1,013	$1,013
Due to related parties	$67	$67	(ii)	$278	$278
Discontinued Operations (Note 18)
Financial Assets
Held for trading
Cash and cash equivalents	$465	$465	(i)	$414	$414
Amounts receivable – at amortized cost	$127	$127	(ii)	$55	$55
Financial Liabilities – at amortized cost
Accounts payable and accrued liabilities	$1,435	$1,435	(ii)	$1,532	$1,532

(i)	The Company’s cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

(ii)	The carrying amount of accounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short term nature.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

5.	Financial Instruments(Continued)

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Currency risk
The Company operates in a number of countries, including Canada, Argentina (Note 18) and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at December 31, 2009and 2008 as follows:

	2009 (in thousands)
	Argentine Pesos (Note 18)	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,714	114,894	37	-
Amounts receivable	468	35,230	-	-
Accounts payable and accrued liabilities	(5,401)	(623,585)	(317)	(348)
Net balance	(3,219)	(473,461)	(280)	(348)
Equivalent in Canadian Dollars	(873)	(976)	(294)	(327)
Rate to convert to $1.00 CDN	0.2713	0.002062	1.051	0.9395

	2008 (in thousands)
	Argentine Pesos (Note 18)	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,196	200,692	773	-
Amounts receivable	158	72,575	-	-
Accounts payable and accrued liabilities	(3,844)	(362,718)	-	(289)
Net balance	(2,490)	(234,601)	773	(289)
Equivalent in Canadian Dollars	(863)	(70)	939	(247)
Rate to convert to $1.00 CDN	0.3464	0.001918	1.2142	0.8532

Based on the above net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso against the Canadian dollar would result in an increase/decrease of $87 in the Company’s net lossfrom discontinued operations(Note 18).

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

5.	Financial Instruments(Continued)

Based on the above net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $98, $29 and $33 respectively in the Company’s net loss.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 0% and 1.15%.

Based on the amount of cash and cash equivalents invested as at December 31, 2009, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $395 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

6.	Cash and Cash Equivalents (Note 18)

	2009	2008
Cash	$1,622	$1,679
Bankers’ Acceptance Notes	-	7,020
Investment Savings Accounts	45,000	-
Guaranteed Investment Certificates	34,002	10,000
Total	$80,624	$18,699

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

7.	Property and Equipment

	2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$103	$62	$41	$95	$46	$49
Computer software	15	14	1	15	11	4
Equipment	44	25	19	44	20	24
Leasehold improvements	27	27	-	27	26	1
Office equipment	28	12	16	21	8	13
	217	140	77	202	111	91
Argentina (Note 18)
Computer equipment	30	28	2	30	25	5
Computer software	43	40	3	43	23	20
Equipment including vehicles	296	213	83	266	205	61
	369	281	88	339	253	86
Chile
Computer equipment	5	2	3	5	1	4
Equipment including vehicles	283	88	195	234	49	185
Office equipment	5	2	3	5	1	4
	293	92	201	244	51	193
	$879	$513	$366	$785	$415	$370

8.	Mineral Properties - Deferred Acquisition and Exploration Costs

(a)	Acquisition Cost

	2009 and 2008
	Balance beginning of the year	Additions	Balance end of the year
Don Sixto and Other (Note 18)	$3,226	$-	$3,226
CVSA Properties (Note 18)	128	-	128
	$3,354	$-	$3,354

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

8.	Mineral Properties - Deferred Acquisition and Exploration Costs (Continued)

Cognito Limited (Note 18)

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right to earn a 100% interest in Cognito. Effective July 22, 2003, the Company issued 1,600,000 shares and paid $25 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $2,908. The fair value of the consideration paid for that right was $348, which has been recorded as mineral property acquisition cost. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (Note 8(c) (iii))

Effective July, 2005 the Company exercised its option to acquire a 100% interest in Cognito and issued 2,500,000 shares, at a price of $1.00 per share, for a total consideration of $2,500 which has beenrecorded as a mineral property acquisition cost, to hold a 100% interest in Cognito.

Estelar Resources Limited (Note 18)

Effective July 22, 2003, the Company acquired a 100% interest in Estelar for consideration of 1,000,000 shares with a fair value of $238, which was recorded as a mineral property acquisition cost.

(b) Exploration Costs

The tables below which show the Company’s exploration expenditures by project for 2009 and 2008,are followed by a table outlining stock based compensation allocated to mineral property exploration costs.

	2009
	Discontinued Operations (Note 18)	Chilean Properties	Total
Assays	$490	$285	$775
Consultants and contractors	82	176	258
Drilling	3,571	4,072	7,643
Engineering	173	374	547
Environmental	208	107	315
Field camp	735	1,598	2,333
Geological *	916	1,664	2,580
IVA tax **	767	987	1,754
Legal and title	170	200	370
Metallurgical *	72	486	558
Office operations	551	211	762
Resource development	460	9	469
Travel	821	496	1,317
Wages and benefits *	1,516	1,158	2,674
Exploration costs	$10,532	$11,823	$22,355
Cumulative Exploration Costs	$52,737	$23,452	$76,189

*	Includes stock based compensation.
**	During year ended December 31, 2009 the Company recovered IVA in the amount of approximately $511.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

8.	(b) Exploration Costs(Continued)

	2008
	Discontinued Operations (Note 18)	Chilean Properties	Total
Assays	$1,127	$269	$1,396
Consultants and contractors	109	138	247
Drilling	4,553	2,289	6,842
Engineering	38	-	38
Environmental	255	18	273
Field camp	842	1,183	2,025
Geological *	1,018	1,446	2,464
IVA tax	1,632	700	2,332
Legal and title	222	119	341
Metallurgical	67	27	94
Office operations	843	177	1,020
Travel	792	796	1,588
Wages and benefits *	2,189	1,119	3,308
Exploration costs	$13,687	$8,281	$21,968
Cumulative Exploration Costs	$42,205	$11,629	$53,834

*     Includes stock based compensation.

Stock based compensation allocation to exploration costs

	Discontinued Operations (Note 18)	Chilean Properties	2009	2008
Geological	$196	$1,009	$1,205	$617
Metallurgical	-	135	135	-
Wages and benefits	338	99	437	138
Total	$534	$1,243	$1,777	$755

(c)   Agreements

i)	Chilean Properties

(a)	Maricunga Property – including Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters of drilling. The vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$0.25 million including conducting 1,500 meters of drilling.  The Company has met the requirements to allow it to exercise the option to acquire 100% interest in the properties at anytime up to January 2011 subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 10 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

8.	(c) Agreements(Continued)

ii)	Cerro Moro and CVSA Properties – Argentina(Note 18)

By an Exploration and Option Agreement dated December 30, 2003, Estelar had the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions(the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$0.1 million (paid) and incurring US$3.0 million (incurred) in exploration expenditures before December 30, 2009.

Under the agreement,once Estelar has incurred exploration expenditures of US$3.0 million(incurred) and completed 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the project. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back-in right, its interest will revert to a 2% NSR on that project.

By December 31, 2006, Estelar had incurred total aggregate expenditures of US$3.0 million, and completed 12,000 metres of drilling on the Properties, and in early 2007, notified the vendor that it was exercising the option to acquire the Properties subject to their back in right. On August 2, 2007, Estelar notified the vendor that it had completed 10,000 metres of drilling at Cerro Moro, and provided them with a report containing exploration results in early September. In October, the vendor advised the Company that it had elected not to exercise its back-in right and its interest has reverted to a 2%NSR in Cerro Moro.The vendor, however, retains its back-in right over the other projects acquired under the agreement.

iii)	Don Sixto – Argentina(Note 18)

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$0.525 million payable as follows:

-	US$5 thousand due December 15, 2002; (Paid)
-	US$15 thousand on or before December 15, 2003; (Paid)
-	US$25 thousand on or before December 15, 2004; (Paid)
-	US$35 thousandon or before December 15, 2005; (Paid)
-	US$45 thousandon or before December 15, 2006; (Paid)
-	US$50 thousandon or before December 15, 2007; (Not Paid)* and
-	US$50 thousandon or before December 15 of each year thereafter up to and including December 15, 2014.

*	Due to the current anti-mining legislation this and subsequentpayments have been suspended until the legislation is changed (see below for more details).

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

8.	(c) Agreements(Continued)

iii)	Don Sixto – Argentina(Note 18)

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over certain additional exploration rights, situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25 thousand over six years followed by a purchase price comprising three annual payments of US$0.2 million. Should the Company exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in MendozaProvince.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in MendozaProvince. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3,156.

iv)	Other Properties

(a) MRP Properties– Argentina(Note 18)

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750) in the Agua Nueva and La Ramada Projects, located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440 payable as follows:

-	$5 on signing of the Agreement;(Paid)
-	$7.5 on or before October 1, 2004;(Paid)
-	$12.5 on or before October 1, 2005;(Paid)
-	$20 on or before October 1, 2006;(Paid)
-	$25 on or before October 1, 2007; (Paid)
-	$30 on or before October 1, 2008; (Not Paid)*
-	$40 on or before October 1, 2009; and
-	$50 on or before October 1 of each year thereafter to 2015.

*Payment and subsequent payments suspended until the current anti-mining legislation is changed to allow mining in MendozaProvince.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

8.	iv) Other Properties(Continued)

(a)  MRP Properties - Argentina(Note 18)

In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

9.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value (Note 18).

The Company has issued shares of its stock as follows:

	2009		2008
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	50,200,423	$89,356	41,226,487	$55,249
Issued during the year for:
Cash – equity financing	21,907,500	86,500	7,780,000	35,010
– options	1,485,100	2,717	802,275	860
– warrants	304,679	731	250,000	750
Bonus Shares	-	-	141,661	503
Contributed surplus allocated	-	2,162	-	339
Share issue costs	-	(7,048)	-	(3,355)
Balance, end of year	73,897,702	$174,418	50,200,423	$89,356

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2009:

a)	In February 2009 the Company completed an equity financing and issued 12,075,000 common shares at a price of $2.40 per share for gross proceeds of $29.0 million.

The Company paid a commission of 6.5% ($1,884) and incurred issue costs of $426 for net proceeds of $26.69 million before accounting for the fair value of  warrants issued to brokers (the “Agent’s Warrants”).

The Agent’s Warrants consist of 784,875 warrants and are convertible to common shares at a price of $2.40 each on or before February, 26, 2010. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $971 has been allocated to contributed surplus (Note 12) and added to share issue costs.

b)	In November 2009 the Company completed an equity financing and issued 9,832,500 common shares at a price of $5.85 per share for gross proceeds of $57.5 million.

The Company paid a commission of 5.0% ($2,876) and incurred issue costs of $351 for net proceeds of $54.29 million before accounting for the fair value of  warrants issued to brokers (the “Agent’s Warrants”).

The Agent’s Warrants consist of 294,975 warrants and are convertible to common shares at a price of $6.00 each on or before November, 26, 2010. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $540 has been allocated to contributed surplus (Note 12) and added to share issue costs.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

9.	Share Capital(Continued)

c)	The Company issued 304,679 shares at a price of $2.40 per share for proceeds of $731 upon the exercise of warrants. The fair value of these warrants, of $377 wasallocated to share capital.

d)	The Company issued 1,485,100 shares for proceeds of $2,717 upon the exercise of stock options.

In addition, an amount totaling $1,786 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital upon the exercise of the options.

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2008:

a)	In March 2008 the Company completed an equity financing and issued 7.78 million common shares at a price of $4.50 per share for proceeds of $35.0 million.

The Company paid a commission of 6.5% ($2,276) and incurred issue costs of $398 for net proceeds of $32.4 million before accounting for the fair value of the Agent’s Warrants.

The Agent’s Warrants consistedof 505,700 warrants and were convertible to common shares at a price of $4.50 each on or before March 26, 2009. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $681 has been allocated to contributed surplus and added to share issue costs.

b)	The Company issued 250,000 shares at a price of $3.00 per share for proceeds of $750 upon the exercise of 250,000 warrants.

c)	The Company issued 802,275 shares for proceeds of $860 upon the exercise of stock options.

In addition, an amount totaling $339 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital upon the exercise of the options.

d)	The Company issued 141,661 shares at a deemed price of $3.64 per share to the Company’sformer Chief Operating Officer as part of his remuneration package.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

10.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on May 26, 2009, may not exceed 12,488,685. Options granted under the Plan may have a maximum term of five years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange (Note 18).

A summary of the status of options granted by the Company, as of December 31, 2009and2008and changes during the years then ended is as follows:
	2009		2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	8,885,000	$2.50	7,223,275	$2.40
Cancelled or forfeited	(3,716,000)	3.31	(220,000)	3.93
Granted	5,325,000	2.95	2,684,000	2.41
Exercised	(1,485,100)	1.83	(802,275)	1.07
Options outstanding, end of year	9,008,900	$2.50	8,885,000	$2.50

The following table summarizes information about the stock options outstanding at December 31, 2009:

Range of Prices ($)	Options outstanding	Options exercisable	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
1.01 - 2.00	3,253,900	3,053,900	2.58	$1.51
2.01 - 3.00	3,490,000	3,475,000	3.09	2.75
3.01 - 4.00	1,885,000	1,071,250	3.94	3.26
5.01 – 6.00	380,000	-	4.75	5.05
	9,008,900	7,600,150	3.15	$2.50

During 2009 the TSX Venture Exchange (“TSX-V”) accepted amendments to the exercise price of an aggregate of 750,000 incentive stock options held by employees and consultants.  As a result an aggregate of 750,000 stock options ranging in price from $3.64 to $4.31 were re-priced to $1.51.  The Company also obtained disinterested shareholder and TSX-V approval to amend the exercise price of an aggregate of 1,350,000 stock options held by directors and officers ranging in price from $3.64 to $4.37, to $2.85.  $974 of stock based compensation resulted from these amendments.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

10.	Stock Option Plan (Continued)

Stock-based Compensation

The fair values of options and Agent’sWarrantsgranted during the years ended December 31, 2009 and 2008 were estimated, at the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions:
	2009	2008
Expected annual volatility	84.92%	72.62%
Risk-free interest rate	1.54%	3.00%
Expected life	3-3.5 years	3.49 years
Expected dividend yield	0.00%	0.00%

Stock based compensationexpense of $7,094 (2008: $4,598) incurred on options granted or vested was recorded in operations for the year.

Stock based compensation has been allocated as follows:

	2009	2008
Administration salaries and consulting	$446	$212
Director’s fees	878	678
Management fees	1,365	554
Mineral property exploration expenditures	1,243	389
Shareholder communications	123	3
Total continuing operations	$4,055	$1,836
Total discontinuedoperations	$3,039	$2,762
	$7,094	$4,598

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.	Warrants

At December 31, 2009 the Company had outstanding share purchase warrants exercisable to acquire775,171 shares as follows:
2009
Number	Exercise Price	Expiry Date
480,196	$2.40	February26, 2010
294,975	$6.00	November 26, 2010
775,171

During the year 304,679 warrants exercisable at a price of $2.40 were exercised for proceeds of $731.

At December 31, 2008 the Company had outstanding share purchase warrants exercisable to acquire505,700 shares as follows:
2008
Number	Exercise Price	Expiry Date
505,700	$4.50	March26, 2009*

*Expired unexercised.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

12.	Contributed Surplus
	2009	2008
Balance, beginning of the year	$11,822	$7,234
Stock-based compensation expense	7,094	4,598
Agent’s Warrants	1,511	681
Bonus Shares	-	(352)
Contributed surplus allocated on exercise of Agent’s Warrants	(376)	-
Contributed surplus allocated on exercise of stock options	(1,786)	(339)
Balance, end of the year	$18,265	$11,822

13.	Related Party Transactions (Note 18)

Amounts due to related parties of $67 at December 31, 2009 (2008: $278) is for management, consulting and explorationfees and for expenses incurred while conducting the Company’s business.

A total of $723(2008: $1,317) related to continuing operations was paid to or accrued for related party transactions as described below.

a)	Exploration and consulting fees totaling $243 (2008: $232) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration and development fees of $141(2008: $116) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

c)	Management fees of $164(2008: $62) were paid to a corporation controlled by the Chairman of the Company.

d)	Management fees of $175(2008: $96) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

14.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the years ended December 31, 2009 and 2008as follows:

	2009	2008
Non-cash financing activities:
Issue of warrants for agent’s commission	$1,511	$681

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

15.	Segmented Information

The Company operates in one business segment, being the acquisition and exploration of mineral properties. The Company’s corporate office provides financial and technical support to its operationsin Canada, Argentina and Chile.

The Company’s net assets and net losses by geographical segment are as follows:

December 31, 2009	Canada	Argentina (Note18)	Chile	Total
Cash and cash equivalents	$80,387	$465	$237	$81,089
Other current assets	353	127	73	553
Property and equipment	77	88	201	366
Mineral properties	-	3,354	-	3,354
	80,817	4,034	511	85,362
Current Liabilities	(1,441)	(1,434)	(1,286)	(4,161)
	$79,376	$2,600	$(775)	$81,201

Net Loss	$8,391	$10,887	$11,700	$30,978

December 31, 2008	Canada	Argentina (Note 18)	Chile	Total
Cash and cash equivalents	$18,313	$414	$386	$19,113
Other current assets	225	55	380	660
Property and equipment	91	86	193	370
Mineral properties	-	3,354	-	3,354
	18,629	3,909	959	23,497
Current Liabilities	(823)	(1,532)	(468)	(2,823)
	$17,806	$2,377	$491	$20,674

Net Loss	$6,569	$14,213	$7,861	$28,643

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

16.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2009		2008
Net loss for the year before income tax		$30,978		$28,643
Combined federal and provincial tax rate		30.0%		31.0%
Income tax recovery at statutory rates		$(9,294)		$(8,879)
Losses and other deductions for which no benefit has been recognized		5,525		8,287
Stock-based compensation		2,128		1,424
Non-deductiblemineral property exploration costs		1,566		921
Foreign exchange rate and tax rate differences		84		(1,387)
Expiry of losses		89		42
Impact of tax rate reductions		(98)		(408)
Income tax provision	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2009		2008
Non-capital loss carry forwards – Canada		$3,130		$2,502
Non-capital loss carry forwards – Argentina (Note 18)		2,127		182
Non-capital loss carry forwards – Chile		100		86
Exploration and development deductions		17,334		13,228
Property and equipment – Canada		20		36
Share issue costs		1,520		739
		24,231		16,773
Valuation allowance		(24,231)		(16,773)
	$	Nil	$	Nil

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $12,436 expire as follows:

2010	$200
2014	882
2015	1,578
2026	2,242
2027	2,001
2028	2,424
2029	3,109
$12,436

At December 31, 2009, the Company also has tax loss carry forwards in Argentina (Note 18) and Chile totaling $5,994 and $280respectively, thatexpire over the period from 2010to 2014, available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

17.	Contractual Obligations

The Company leases offices in Vancouver, Argentina (Note 18) and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (Note 8(c)). Other financial commitments are summarized in the table below:
	Payments Due by Year
	Total	2010	2011 – 2012
Office leases	$204	$161	$43
Property access agreements	138	85	53
Total	$342	$246	$96

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

18.	Subsequent Events

The Company has restated these financial statements in accordance with the requirements of CICA 7110, whereby events which occur subsequent to the date of the original filing of these financial statements must be considered when the Company is filing a prospectus.  Accordingly, as a result of the Plan of Arrangement, as discussed below, the Company spun out a significant segment of its operations and these statements have accordingly been restated to treat the operations subject to the Plan of Arrangement as discontinued operations.

On March 24, 2010 the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre Gold Mines Limited (“Extorre”).  Under the Arrangement, each shareholder of the Company received one share of Extorre for each share of the Company held.  The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), (together “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets which included cash and working capital balances, and the interests in a number of precious and base metal projects, being the Cerro Vanguardia Sociedad Anonima (“CVSA”) properties (includes Cerro Moro), the Don Sixto property and the MRP properties.

The Company did not realize any gain or loss on the transfer of the Argentine Business, as the transfer was completed on a tax deferred basis, which was comprised of a working capital contribution of $25 million, and the other Argentine assets and liabilities as at the effective date of the Arrangement.

The Arrangement was approved by the board of directors of Exeter and, among other things, the favourable vote of Exeter's common shareholders at a special shareholders’ meeting held on March 11, 2010.The Company has, in accordance with CICA 3475, accounted for the financial results associated with the Argentine Business up to the date of the Arrangement as discontinued operations in these financial statements and has reclassified the related amounts for the current and prior year.

Assets and liabilities directly attributable to Estelar and Cognito have been allocated to the discontinued operations. Revenues and expenses have generally been allocated based on the actual results of Estelar and Cognito and an allocation of Exeter head office general and administrative expenses based upon the ratio of costs incurred on the Argentine properties as compared to the costs incurred on all mineral properties of Exeter. Amounts were allocated using management’s best estimates.

As a result of the basis of presentation described above, the refiled amounts for continuing operations may not necessarily be indicative of the results that would have been obtained if the discontinued operations had occurredwithina separate stand-alone entity, nor are they necessarily indicative of the result for any future periods.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

18.	Subsequent Events(Continued)

The carrying values of the continuing and discontinued operations at December 31, 2009 were as follows

Consolidated Balance Sheet	As at December 31, 2009	Discontinued operations	Continuing operations
Cash and cash equivalents	$81,089	$465	$80,624
Amounts receivable and prepaid expenses	537	127	410
Due from related party	16	-	16
Property and equipment	366	88	278
Mineral properties	3,354	3,354	-
	$85,362	$4,034	$81,328

Accounts payable and accrued liabilities	$4,094	$1,435	$2,659
Due to related parties	67	-	67
Shareholders’ equity	81,201	2,599	78,602
	$85,362	$4,034	$81,328

The results of the continuing and discontinued operations are as follows:

Consolidated Statement of Loss and Comprehensive Loss	For the year ended December 31, 2009	Discontinued operations	Continuing operations
Interest income	$499	$-	$499

Accounting and audit	336	238	98
Administration salaries and consulting	1,560	735	825
Amortization	95	64	31
Directors’ fees	1,675	789	886
Foreign exchange (gain)/loss	(59)	(418)	359
General and administration	762	341	421
Legal fees	372	175	197
Management fees	3,048	1,436	1,612
Mineral property exploration expenditures	22,355	10,532	11,823
Shareholder communications	993	468	525
Stock exchange listing and filing fees	340	161	179
	31,477	14,521	16,956
Net loss and comprehensive loss for the year	$(30,978)	$(14,521)	$(16,457)
Basic and diluted loss per share	$(0.51)	$(0.24)	$(0.27)

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

18.	Subsequent Events(Continued)

The carrying values of the continuing and discontinued operations at December 31, 2008 were as follows

Consolidated Balance Sheet	As at December 31, 2008	Discontinued operations	Continuing operations
Cash and cash equivalents	$19,113	$414	$18,699
Amounts receivable and prepaid expenses	660	55	605
Property and equipment	370	86	284
Mineral properties	3,354	3,354	-
	$23,497	$3,909	$19,588

Accounts payable and accrued liabilities	$2,545	$1,532	$1,013
Due to related parties	278	-	278
Shareholders’ equity	20,674	2,377	18,297
	$23,497	$3,909	$19,588

The results of the continuing and discontinued operations are as follows:

Consolidated Statement of Loss and Comprehensive Loss	For the year ended December 31, 2008	Discontinued operations	Continuing operations
Interest income	$706	$-	$706

Accounting and audit	225	176	49
Administration salaries and consulting	1,671	1,041	630
Amortization	85	19	66
Directors’ fees	1,828	1,140	688
Foreign exchange loss	101	4	97
General and administration	1,008	656	352
Legal fees	107	67	40
Management fees	1,653	1,030	623
Mineral property exploration expenditures	21,968	13,687	8,281
Shareholder communications	458	285	173
Stock exchange listing and filing fees	245	153	92
	29,349	18,258	11,091
Net loss and comprehensive loss for the year	$(28,643)	$(18,258)	$(10,385)
Basic and diluted loss per share	$(0.62)	$(0.39)	$(0.23)

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2009

18.	Subsequent Events(Continued)

The following amounts paid by Exeter to related parties during the year ended December 31, 2009 have been allocated to discontinued operations.

A total of $644 (2008: $528) was paid to or accrued for related party transactions as described below:

(a)	Exploration and consulting fees totaling $217 (2008 - $128) were paid or accrued to a corporation of which the President and CEO of Exeter is a principal.

(b)	Exploration and development fees of $126 (2008 - $137) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development of Exeter.

(c)	Management fees of $146 (2008 - $103) were paid to a corporation controlled by the Chairman of Exeter.

(d)	Management fees of $155 (2008 - $160) were paid or accrued to a corporation controlled by the Chief Financial Officer of Exeter.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

In connection with the Arrangement, on March 11, 2010 Company’s shareholders approved the following:

a)	a change to the authorized share capital from 100,000,000 shares without par value, to an unlimited number of shares without par value; and

b)	amendment of its incentive stock option plan from a “fixed ceiling” plan to a “rolling” 15% plan.

19.	Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles”. ASC 105 establishes the FASB Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards.

In 2008, the Company adopted ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. Beginning in 2009, the Companyapplied ASC 820 to non-financial assets and liabilities,which include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non financial assets and non financial liabilities recognized as a result of a business combination, that areperiodicallymeasuredat fair value under US GAAP. The application of ASC 820 to non-financial assets and liabilities didnot have a significant impact on the Company’smethodology for measuring their fair values, but results in expanded disclosures."